UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*


                           Nur Macroprinters Ltd.
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                              (Name of Issuer)

                              Ordinary Shares,
                             NIS 1.0 par value
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                       (Title of Class of Securities)

                                 M75165-10-6
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                               March 16, 1999
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. M75165-10-6

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Trefoil Israel Investments, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           300,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         300,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    300,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     Row (11) does not include 145,614 Ordinary Shares held directly by Shamrock Holdings of California, Inc. Beneficial ownership of those shares is disclaimed by the Reporting Person.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.8%

14  TYPE OF REPORTING PERSON*

    OO

                                SCHEDULE 13D

CUSIP No. M75165-10-6

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shamrock Holdings of California, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           145,614

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         145,614

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    145,614

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

     Row (11) does not include 300,000 Ordinary Shares held directly by Trefoil Israel Investments, L.L.C. Beneficial ownership of those shares is disclaimed by the Reporting Person.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.3%

14  TYPE OF REPORTING PERSON*
     CO

INTRODUCTION

This statement amends a Schedule 13D filed on November 26, 1997 (the "Schedule 13D") by (1) Trefoil Israel Investments, L.L.C., a Delaware limited liability company ("Trefoil Israel") and (2) Shamrock Holdings of California, Inc., a California corporation ("SHOC"), a member of Trefoil Israel, with respect to Ordinary Shares, NIS 1.0 par value of Nur Macroprinters Ltd. (formerly Nur Advanced Technologies Ltd.) ("Nur").

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.
           -------------------------------------

Items 5 (a) and (b) of the Schedule 13D are hereby amended to add the following:

(a),(b) As a result of the transactions that took place on March 16, 1999 as described below, Trefoil Israel directly holds 300,000 Ordinary Shares and SHOC directly holds 145,614 Ordinary Shares, representing approximately 2.8% and 1.3%, respectively, of the outstanding Ordinary Shares. Because SHOC is a controlling person of Trefoil Israel, SHOC and Trefoil Israel may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act with respect to the Ordinary Shares each owns. In that event, the Reporting Persons would collectively be deemed to beneficially own 445,614 Ordinary Shares, representing approximately 4.1% of all outstanding Ordinary Shares. However, each Reporting Person disclaims beneficial ownership of the Ordinary Shares held by the other Reporting Person.

          The percentages set forth in this addition to Items 5(a) and 5(b) assume that 10,880,000 Ordinary Shares are outstanding, as of December 31, 1998.

Item 5(c) of the Schedule 13D is hereby amended to read in full as follows:

(c) Trefoil Israel sold 200,000 Ordinary Shares on March 16, 1999 in open market transactions on the Nasdaq National Market System at a price of $2.6875 per share. SHOC sold 100,000 Ordinary Shares on March 16, 1999 in open market transactions at a price of $2.6875 per share. Other than the foregoing transactions, to the best knowledge of the Reporting Persons, none of the persons named in response to Item 2 has effected any transactions in Ordinary Shares in the past sixty (60) days.

Item 5(e) of the Schedule 13D is hereby amended to read in full as follows:

(e) As of March 16, 1999, neither Trefoil Israel nor SHOC was a beneficial owner of more than 5% of Ordinary Shares.

                                 Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 17, 1999

                                    TREFOIL ISRAEL INVESTMENTS, L.L.C.


                                    By:  /s/ Robert G. Moskowitz
                                        ---------------------------------
                                        Robert G. Moskowitz
                                        Manager



                                    SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                    By:  /s/ George J. Buchler
                                        ---------------------------------
                                        George J. Buchler
                                        Vice President, Chief Financial Officer
                                        and Treasurer